Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

C&D TECHNOLOGIES, INC.

Pursuant to Sections 228 and 242 of the General Corporation Law of the State of Delaware

C&D TECHNOLOGIES, INC. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST: That the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 18, 1985 under the name “Charter Power Systems, Inc.”

SECOND: That the Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 30, 1998.

THIRD: That the resolution setting forth the proposed amendment is as follows:

RESOLVED: That the Amended and Restated Certificate of Incorporation of the Corporation be amended as follows:

1. That Article Fourth be amended and restated in its entirety as follows:

“The total number of shares of capital stock that may be issued by the Corporation is 25,000,000 shares of common stock, par value $.01 per share.

Upon the filing and effectiveness (the “Effective Time”), pursuant to the DGCL, of this Certificate of Amendment to the Corporation’s Amended and Restated Certificate of Incorporation (this “Certificate of Amendment”), each thirty-five (35) shares of the Corporation’s common stock, par value $0.01 per share (“Common Stock”), issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or by the holder thereof (the “Reverse Stock Split”). The Corporation shall not issue fractional shares of Common Stock or pay cash in respect thereof in connection with the Reverse Stock Split but, in lieu thereof, the aggregate number of shares of the Corporation’s Common Stock issuable to each holder in connection with the Reverse Stock Split shall be rounded up to the next higher whole number of shares of Common Stock. Following the Reverse Stock Split, each certificate that immediately prior to the Effective Time represented shares of Common Stock (the “Old Certificates”) shall thereafter be deemed for all purposes, as a result of the Reverse Stock Split and without any action on the part of the holders thereof, to represent only that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined pursuant to the Reverse Stock Split (subject to the treatment of fractional shares as set forth above).”

FOURTH: That this Certificate of Amendment shall become effective as of March 14, 2011.

FIFTH: That the Board of Directors of the Corporation duly adopted resolutions proposing to amend certain provisions of the Amended and Restated Certificate of Incorporation of the Corporation in accordance with this Certificate of Amendment, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, all in accordance with Sections 141 and 242 of the DGCL.

SIXTH: That this Certificate of Amendment was duly adopted by written consent of the Company’s stockholders in accordance with the provisions of Sections 228 and 242 of the DGCL.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be duly executed in its corporate name as of the 7th day of March, 2011.

C&D TECHNOLOGIES, INC.

By:	/s/ Jeffrey Graves
Name:	Jeffrey Graves
Title:	Chief Executive Officer and President